CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CPA, CA
President & CEO	Chief Financial Officer
November 6, 2019	November 6, 2019

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2019	2018	2019	2018

Revenues	6	$96,989	$88,521	$267,468	$226,801
Mine operating costs
Cost of sales	7	54,994	63,966	177,113	162,932
Depletion, depreciation and amortization		14,181	24,701	48,082	66,742
		69,175	88,667	225,195	229,674

Mine operating earnings (loss)		27,814	(146)	42,273	(2,873)

General and administrative expenses	8	6,690	5,417	19,156	15,486
Share-based payments		2,326	1,669	6,418	6,432
Mine holding costs		1,968	1,473	3,170	1,473
Impairment of non-current assets		—	—	—	31,660
Acquisition costs	4	—	—	—	4,877
Foreign exchange loss (gain)		1,821	(2,391)	(1,296)	190
Operating earnings (loss)		15,009	(6,314)	14,825	(62,991)

Investment and other income (loss)	9	4,703	(1,418)	6,634	(1,839)
Finance costs	10	(3,760)	(3,390)	(11,207)	(9,648)
Earnings (loss) before income taxes		15,952	(11,122)	10,252	(74,478)

Income taxes
Current income tax expense (recovery)		1,972	(950)	5,936	1,424
Deferred income tax expense (recovery)		5,421	(16,076)	4,844	(36,181)
		7,393	(17,026)	10,780	(34,757)

Net earnings (loss) for the period		$8,559	$5,904	($528)	($39,721)

Earnings (loss) per common share
Basic	11	$0.04	$0.03	$0.00	($0.22)
Diluted	11	$0.04	$0.03	$0.00	($0.22)

Weighted average shares outstanding
Basic	11	203,777,091	193,570,469	200,220,903	180,273,849
Diluted	11	205,960,008	194,595,224	200,220,903	180,273,849

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended September 30,		Nine Months Ended September 30,
		2019	2018	2019	2018

Net earnings (loss) for the period		$8,559	$5,904	($528)	($39,721)

Other comprehensive (loss) income
Items that may be subsequently reclassified to net earnings (loss):
Unrealized loss on derivatives designated as foreign exchange cash flow hedges		(264)	—	(264)	—
Items that will not be subsequently reclassified to net earnings (loss):
Unrealized loss on fair value of investments in marketable securities	14	(215)	(38)	(98)	(736)
Realized gain on investments in marketable securities	14	277	—	400	—

Other comprehensive (loss) income		(202)	(38)	38	(736)

Total comprehensive income (loss)		$8,357	$5,866	($490)	($40,457)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2019	2018	2019	2018
Operating Activities
Net earnings (loss) for the period		$8,559	$5,904	($528)	($39,721)
Adjustments for:
Depletion, depreciation and amortization		14,491	24,857	49,304	67,255
Share-based payments		2,326	1,669	6,418	6,432
Income tax expense (recovery)		7,393	(17,026)	10,780	(34,757)
Finance costs	10	3,760	3,390	11,207	9,648
Acquisition costs	4	—	—	—	4,877
Impairment of non-current assets		—	—	—	31,660
Other	23	(1,923)	1,905	(1,141)	5,176
Operating cash flows before movements in working capital and taxes		34,606	20,699	76,040	50,570
Net change in non-cash working capital items	23	6,063	(19,363)	17,943	(27,386)
Income taxes paid		(367)	(1,106)	(5,408)	(6,252)
Cash generated by operating activities		40,302	230	88,575	16,932

Investing Activities
Expenditures on mining interests		(18,569)	(24,720)	(56,158)	(58,971)
Acquisition of property, plant and equipment		(11,447)	(9,233)	(30,393)	(24,136)
Deposits paid for acquisition of non-current assets		(578)	(4)	(2,227)	(2,154)
Proceeds from disposal of marketable securities		424	—	619	—
Proceeds from settlement of silver futures		1,731	—	2,555	—
Primero acquisition costs, net of cash acquired	4	—	—	—	(1,006)
Cash used in investing activities		(28,439)	(33,957)	(85,604)	(86,267)

Financing Activities
Proceeds from ATM program, net of share issue costs	21(a)	4,616	—	53,102	—
Proceeds from exercise of stock options		11,333	786	13,393	2,672
Repayment of lease liabilities	20(b)	(1,281)	(1,500)	(3,329)	(3,456)
Finance costs paid		(2,153)	(2,685)	(5,083)	(3,979)
Net proceeds from debt facilities	19(b)	—	—	—	34,006
Repayment of debt facilities	19(b)	—	—	—	(16,000)
Repayment of Primero's debt facilities		—	—	—	(106,110)
Net proceeds from convertible debentures		—	—	—	151,079
Repayment of Scotia debt facilities		—	—	—	(32,072)
Shares repurchased and cancelled		—	(62)	—	(1,386)
Cash provided by (used in) financing activities		12,515	(3,461)	58,083	24,754

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(293)	332	557	(1,188)
Increase (decrease) in cash and cash equivalents		24,378	(37,188)	61,054	(44,581)
Cash and cash equivalents, beginning of the period		94,539	109,228	57,013	118,141
Cash and cash equivalents, end of period		$118,624	$72,372	$118,624	$72,372

Cash and cash equivalents		$111,068	$39,469	$111,068	$39,469
Short-term investments		7,556	32,903	7,556	32,903
Cash and cash equivalents, end of period		$118,624	$72,372	$118,624	$72,372

Supplemental cash flow information	23

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2019 AND DECEMBER 31, 2018
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	September 30, 2019	December 31, 2018
Assets

Current assets
Cash and cash equivalents		$118,624	$57,013
Trade and other receivables	12	6,922	5,599
Value added taxes receivable	22(c)	38,035	59,665
Income taxes receivable		1,330	982
Inventories	13	30,442	32,468
Other financial assets	14	6,446	8,458
Prepaid expenses and other		2,816	2,089
Total current assets		204,615	166,274

Non-current assets
Mining interests	15	463,691	435,613
Property, plant and equipment	16	260,490	251,084
Right-of-use assets	17	5,912	—
Deposits on non-current assets		2,675	3,464
Non-current income taxes receivable		18,771	18,737
Deferred tax assets		46,181	50,938
Total assets		$1,002,335	$926,110

Liabilities and Equity

Current liabilities
Trade and other payables	18	$49,069	$50,183
Unearned revenue	6	1,317	3,769
Current portion of debt facilities	19	433	1,281
Current portion of lease liabilities	20	4,590	2,904
Total current liabilities		55,409	58,137

Non-current liabilities
Debt facilities	19	152,994	148,231
Lease liabilities	20	5,330	2,943
Decommissioning liabilities		29,550	27,796
Other liabilities		4,204	3,787
Deferred tax liabilities		87,845	90,643
Total liabilities		$335,332	$331,537

Equity
Share capital		900,019	827,622
Equity reserves		88,591	88,030
Accumulated deficit		(321,607)	(321,079)
Total equity		$667,003	$594,573
Total liabilities and equity		$1,002,335	$926,110

Commitments (Note 15; Note 22(c))

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2017	165,824,164	$636,672	$65,307	($3,004)	$—	$62,303	($116,490)	$582,485
Net loss for the period	—	—	—	—	—	—	(39,721)	(39,721)
Other comprehensive loss	—	—	—	(736)	—	(736)	—	(736)
Total comprehensive loss	—	—	—	(736)	—	(736)	(39,721)	(40,457)
Share-based payments	—	—	6,432	—	—	6,432	—	6,432
Equity component of convertible debenture, net of tax (Note 19(a))	—	—	—	—	19,164	19,164	—	19,164
Shares issued for:
Exercise of stock options (Note 21(b))	660,385	3,379	(707)	—	—	(707)	—	2,672
Acquisition of Primero (Note 4)	27,333,184	186,959	—	—	—	—	—	186,959
Settlement of liabilities	92,110	500	—	—	—	—	—	500
Shares repurchased and cancelled	(14,343)	(62)	—	—	—	—	(35)	(97)
Shares repurchased for delisting from Bolsa	(230,000)	(899)	—	—	—	—	(390)	(1,289)
Balance at September 30, 2018	193,665,500	$826,549	$71,032	($3,740)	$19,164	$86,456	($156,636)	$756,369

Balance at December 31, 2018	193,873,335	$827,622	$71,715	($2,849)	$19,164	$88,030	($321,079)	$594,573
Net loss for the period	—	—	—	—	—	—	(528)	(528)
Other comprehensive income	—	—	—	38	—	38	—	38
Total comprehensive income (loss)	—	—	—	38	—	38	(528)	(490)
Share-based payments	—	—	6,418	—	—	6,418	—	6,418
Shares issued for:
Exercise of stock options (Note 21(b))	2,249,408	18,300	(4,907)	—	—	(4,907)	—	13,393
At-the-Market Distributions (Note 21(a))	8,039,363	53,102	—	—	—	—	—	53,102
Settlement of restricted share units (Note 21(c))	145,576	988	(988)	—	—	(988)	—	—
Shares cancelled	1,661	7	—	—	—	—	—	7
Balance at September 30, 2019	204,309,343	$900,019	$72,238	($2,811)	$19,164	$88,591	($321,607)	$667,003

(a)
Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.

(b)
Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") financial instruments, re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan and unrealized gains or losses related to cash flow hedges.

(c)
Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company owns and operates six producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Parrilla Silver Mine. Since September 2, 2019, the Company has temporarily suspended milling operations at the La Parrilla mine in order to build adequate surface stockpiles to be used during the commissioning phase of the new high-recovery microbubble flotation cells in early 2020. The Company plans to use the La Parrilla mill as a testing facility for microbubble flotation and grinding technologies, while continuing the expanded exploration program into 2020. The reopening of the underground mine at La Parrilla is not determinable at this time.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2018, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 22(a)) and marketable securities (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2018, except for the following:

Leases
On January 1, 2019, the Company adopted IFRS 16 - Leases ("IFRS 16") which superseded IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company adopted IFRS 16 on its effective date, using the modified retrospective application method, with the cumulative effect of initially applying the standard recorded as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to measure its right-of-use assets at amounts equal to the associated lease liabilities as at the adoption date, which resulted in a $3.7 million increase in right-of-use assets (note 17) and lease liabilities (note 20), with no adjustment necessary to retained earnings.

The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight line basis for short term leases (lease term of 12 months or less) and low value leases. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short term leases.

For certain leases, such as vehicles, the Company has also elected to account for the lease and non-lease components as a single lease component.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

2. BASIS OF PRESENTATION (continued)

Leases (continued)
In transitioning to IFRS 16, the Company analyzed its contracts to identify whether they are or contain a lease arrangement. This analysis identified contracts containing leases that have an equivalent increase to both the Company’s right-of-use assets and lease liabilities. Upon the adoption of IFRS 16, the Company recognized additional right-of-use assets and lease liabilities primarily related to the Company’s equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. The incremental borrowing rates for lease liabilities initially recognized on adoption of IFRS 16 was 5.8% to 12.4%. Due to the recognition of additional right-of-use assets and lease liabilities, during the nine months ended September 30, 2019, depreciation expense increased by $1.0 million and financing costs increased by $0.4 million, respectively, under IFRS 16 compared to the previous standard. Additionally, operating cash flows increased by $1.2 million with a corresponding $1.2 million increase in financing cash outflows, with no net impact on overall cash flows.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019, the Company applied the critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2018 and the following critical judgments and estimates in applying accounting policies:

Leases as a result of adopting IFRS 16

Identifying Whether a Contract Includes a Lease
IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, does the Company obtain substantially all of the economic benefits and who has the right to direct the use of that asset.

Estimate of Lease Term
When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract, or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the mine. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Determining the Discount Rate for Leases
Determining the discount rate for leases IFRS 16 requires the Company to discount the lease payments using the rate implicit in the lease if that rate is readily available. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate (“IBR”). The Company generally used its IBR rate when recording leases initially, since the implicit rates were not readily available due to information not being available from the lessor regarding the fair value of underlying assets and direct costs incurred by the lessor related to the leased assets. The IBR for each lease was determined on the commencement date of the lease and recalculated at the re-measurement date, where applicable.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF PRIMERO MINING CORP.
Description of the Transaction
On May 10, 2018, First Majestic completed the acquisition of all of the issued and outstanding common shares (the "Arrangement") of Primero Mining Corp. pursuant to the terms and conditions of an arrangement agreement (the “Arrangement Agreement”) between First Majestic and Primero dated January 11, 2018. Under the terms of the Arrangement Agreement, First Majestic issued an aggregate of 6,418,594 common shares to Primero shareholders, on the basis of 0.03325 of a First Majestic common share for each Primero common share (the "Exchange Ratio").

The Arrangement also provided for the issuance by First Majestic of an aggregate of 221,908 replacement stock options (the "Replacement Options") to the holders of outstanding Primero stock options, at exercise prices adjusted by the Exchange Ratio. Under the Arrangement, all existing warrants of Primero also became exercisable to acquire First Majestic shares at exercise prices adjusted by the Exchange Ratio ("Replacement Warrants"). After the effective date of the Arrangement, such warrants are exercisable for an aggregate of 366,124 common shares of the Company. The fair value of the Replacement Options and Replacement Warrants, determined using a Black-Scholes valuation model, resulted in a nominal value as the exercise prices of the options and warrants are significantly out-of-the-money based on the Exchange Ratio and underlying share price.

With this transaction First Majestic added the San Dimas Silver/Gold Mine, which is located approximately 130 km northwest of Durango, Durango State, Mexico. The mine is accessible via a 40 minute flight from Durango to the mine’s airstrip. The operation consists of an underground mine and a mill with a 2,500 tpd capacity.

Concurrently, in connection with the Arrangement, First Majestic terminated the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. and its subsidiary, Wheaton Precious Metals International Ltd. (“WPMI”), relating to the San Dimas Mine and entered into a new precious metal purchase agreement (the “New Stream Agreement”) with WPMI and FM Metal Trading (Barbados) Inc., a wholly-owned subsidiary of First Majestic. Pursuant to the New Stream Agreement, WPMI is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered under the New Stream Agreement. As part of the restructuring of the stream agreement, WPMI received 20,914,590 common shares of First Majestic with an aggregate fair market value of approximately $143.1 million based on the closing price of First Majestic common shares on May 9, 2018 of $6.84. The final common share purchase consideration was determined based on the closing market price of First Majestic’s common shares on the day before the closing date of the Arrangement.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF PRIMERO MINING CORP. (continued)
Consideration and Purchase Price Allocation
Management has concluded that Primero constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Total consideration for the acquisition was valued at $187.0 million on the acquisition date. The purchase price allocation, is estimated as follows:

Total Consideration
6,418,594 First Majestic shares to Primero shareholders at $6.84 (CAD$8.80) per share	$43,903
20,914,590 First Majestic shares to Wheaton Precious Metals Corp. at $6.84 (CAD$8.80) per share	143,056
$186,959

Allocation of Purchase Price
Cash and cash equivalents	$3,871
Value added taxes receivable	27,508
Inventories	15,628
Mining interests	178,183
Property, plant and equipment	122,815
Deposit on non-current assets	60
Non-current income taxes receivable	19,342
Other working capital items	(23,792)
Income taxes payable	(2,888)
Debt facilities	(106,110)
Decommissioning liabilities	(4,095)
Other non-current liabilities	(4,678)
Deferred tax liabilities	(38,885)
Net assets acquired	$186,959

Total transaction costs of $4.9 million related to the acquisition were expensed in the year ended December 31, 2018.

5. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;

•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	for which discrete financial information is available.

For the three and nine months ended September 30, 2019, the Company's reporting segments includes its six operating mines in Mexico. Effective January 1, 2019, the Company no longer considers the La Guitarra mine, which was placed on care and maintenance on August 3, 2018 as a significant reporting segment. Accordingly, it has been grouped in the “others” category for the three and nine ended September 30, 2019 and 2018. “Others” also consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 19), intercompany eliminations, and corporate expenses which are not allocated to operating segments. Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments. The segmented information for the comparative periods have been adjusted to reflect the Company's reporting segments for the reporting period ended September 30, 2019 for consistency.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION (continued)

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended September 30, 2019 and 2018		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2019	$47,071	$22,809	$6,862	$17,400	$11,020
	2018	41,791	22,137	6,681	12,973	9,095
Santa Elena	2019	29,104	13,163	3,744	12,197	5,756
	2018	19,979	14,559	3,210	2,210	5,942
La Encantada	2019	15,168	9,138	1,289	4,741	3,458
	2018	5,610	7,952	2,931	(5,273)	5,556
San Martin	2019	38	1,769	763	(2,494)	261
	2018	8,445	6,342	2,104	(1)	2,678
La Parrilla	2019	3,477	5,093	772	(2,388)	2,730
	2018	5,984	6,813	5,942	(6,771)	4,399
Del Toro	2019	1,996	2,843	479	(1,326)	1,168
	2018	5,102	5,061	2,154	(2,113)	4,098
Others	2019	135	179	272	(316)	4,198
	2018	1,610	1,102	1,679	(1,171)	2,913
Consolidated	2019	$96,989	$54,994	$14,181	$27,814	$28,591
	2018	$88,521	$63,966	$24,701	($146)	$34,681

Nine Months Ended September 30, 2019 and 2018		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2019	$133,963	$74,277	$20,052	$39,634	$28,397
	2018	69,780	40,746	10,929	18,105	13,133
Santa Elena	2019	69,029	39,634	8,953	20,442	15,225
	2018	64,920	40,044	9,113	15,763	15,207
La Encantada	2019	33,935	26,485	7,475	(25)	9,905
	2018	18,643	23,282	9,634	(14,273)	13,891
La Parrilla	2019	14,003	16,038	3,234	(5,269)	8,732
	2018	22,605	19,792	18,259	(15,446)	10,779
Del Toro	2019	5,610	8,265	1,197	(3,852)	3,220
	2018	15,134	14,697	6,528	(6,091)	9,666
San Martin	2019	10,554	11,912	6,380	(7,738)	4,742
	2018	26,587	17,191	6,417	2,979	6,944
Others	2019	374	502	791	(919)	16,819
	2018	9,132	7,180	5,862	(3,910)	11,778
Consolidated	2019	$267,468	$177,113	$48,082	$42,273	$87,040
	2018	$226,801	$162,932	$66,742	($2,873)	$81,398

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION (continued)

At September 30, 2019 and December 31, 2018		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2019	$189,838	$6,434	$117,765	$314,037	$350,440	$55,170
	2018	182,434	3,705	120,218	306,357	368,460	59,990
Santa Elena	2019	41,906	14,649	47,868	104,423	135,621	20,990
	2018	33,447	14,316	39,664	87,427	104,955	16,753
La Encantada	2019	45,236	1,615	44,018	90,869	117,499	11,180
	2018	39,564	5,660	43,060	88,284	111,887	13,972
San Martin	2019	49,037	14,236	16,762	80,035	88,720	15,884
	2018	50,406	12,538	18,373	81,317	92,835	23,386
La Parrilla	2019	18,813	6,177	8,333	33,323	55,614	9,395
	2018	17,172	3,486	7,603	28,261	52,383	9,784
Del Toro	2019	10,059	4,625	5,765	20,449	35,769	7,398
	2018	9,601	3,082	5,775	18,458	36,760	7,624
Others	2019	21,027	40,039	19,979	81,045	218,672	215,315
	2018	21,027	39,175	16,391	76,593	158,830	200,028
Consolidated	2019	$375,916	$87,775	$260,490	$724,181	$1,002,335	$335,332
	2018	$353,651	$81,962	$251,084	$686,697	$926,110	$331,537

During the three and nine months ended September 30, 2019, the Company had six (September 30, 2018 - five) customers that accounted for 100% of its doré and concentrate sales revenue, with one major customer accounting for 83% of total revenue (2018 - two major customers for 70% and 10%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

6. REVENUES

The Company sells metals in the form of doré and concentrates. The Company’s primary product is silver and other metals produced as part of the extraction process, such as gold, lead and zinc, are considered as by-products. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2019		2018		2019		2018
Gross revenue by material:
Doré	$91,826	94%	$78,898	88%	$250,083	92%	$188,675	81%
Concentrate	6,269	6%	11,034	12%	21,326	8%	44,246	19%
Gross revenue	$98,095	100%	$89,932	100%	$271,409	100%	$232,921	100%

Gross revenue from payable metals:
Silver	$57,113	58%	$51,512	57%	$156,445	58%	$134,705	58%
Gold	38,430	39%	34,174	38%	105,304	39%	81,727	35%
Lead	1,771	2%	3,160	4%	6,193	2%	11,693	5%
Zinc	781	1%	1,086	1%	3,467	1%	4,796	2%
Gross revenue	98,095	100%	89,932	100%	271,409	100%	232,921	100%
Less: smelting and refining costs	(1,106)		(1,411)		(3,941)		(6,120)
Revenues	$96,989		$88,521		$267,468		$226,801

As at September 30, 2019, $1.3 million of revenues that have not satisfied performance obligations were recorded as unearned revenue (December 31, 2018 - $3.8 million) and will be recorded as revenue in the subsequent period. During the nine months ended September 30, 2019, revenue related to provisional pricing adjustments on concentrate sales was $0.1 million (2018 - $0.1 million).

(a)	Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the nine months ended September 30, 2019, the Company delivered 6,816 ounces (2018 - 7,060 ounces) of gold to Sandstorm at an average price of $458 per ounce (2018 - $453 per ounce).

(b)	Gold Stream Agreement with Wheaton Precious Metals Corporation
The San Dimas mine has a purchase agreement with WPMI, which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered under the New Stream Agreement.

During the nine months ended September 30, 2019, the Company delivered 33,169 ounces (2018 - 13,509 ounces) of gold equivalent to WPMI at $603 (2018 - $600) per ounce.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

7. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Consumables and materials	$10,492	$16,295	$34,980	$37,821
Labour costs	28,427	32,603	90,349	75,797
Energy	8,503	9,350	28,086	26,416
Other costs	4,311	1,256	9,908	9,394
Production costs	$51,733	$59,504	$163,323	$149,428
Transportation and other selling costs	555	913	2,096	2,715
Workers participation costs	1,549	3,191	6,623	4,243
Environmental duties and royalties	389	370	1,066	965
Inventory changes	(1,120)	(12)	2,117	5,581
Cost recovery related to Republic Metals Refining Corp. bankruptcy(1)	(1,600)	—	(1,600)	—
Standby Costs(2)	1,843	—	1,843	—
Restructuring costs(3)	1,645	—	1,645	—
	$54,994	$63,966	$177,113	$162,932

(1)
In November 2018, one of the refineries used by the Company, Republic Metals Refining Corp. ("Republic"), announced it filed for bankruptcy. As a result, the Company wrote off $7.5 million in inventory that were in Republic's possession for refining. In September 2019, the Company reached a partial litigation settlement for $1.6 million. The Company continues to pursue legal and insurance channels to recover the remaining balance of inventory, but there is no assurance that this inventory is recoverable.

(2)
Effective from July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for our workforce. The Company is working with authorities to secure the area in anticipation of restarting the operation in early 2020.

(3)
Effective September 2019, the Company has temporarily suspended milling operations at the La Parrilla mine. Restructuring costs reflect estimated costs, such as severance and plant closure costs, incurred or to be incurred for re-organizing the operation.

8. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Corporate administration	$1,116	$1,421	$3,438	$4,353
Salaries and benefits	3,897	2,756	10,049	7,285
Audit, legal and professional fees	1,068	811	3,496	2,452
Filing and listing fees	101	83	361	333
Directors fees and expenses	197	197	590	557
Depreciation	311	149	1,222	506
	$6,690	$5,417	$19,156	$15,486

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

9. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Gain (loss) from investment in marketable securities (Note 14)	$446	($1,529)	$285	($3,779)
Gain (loss) from investment in silver futures derivatives	1,727	(411)	1,237	(411)
Interest income and other	2,530	522	5,112	2,351
	$4,703	($1,418)	$6,634	($1,839)

10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the period are summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Debt facilities (Note 19)	$2,733	$2,697	$8,192	$7,663
Lease liabilities (Note 20)	289	128	696	418
Accretion of decommissioning liabilities	595	414	1,805	1,101
Silver sales and other	143	151	514	466
	$3,760	$3,390	$11,207	$9,648

11. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings or loss per share adjusts basic net earnings per share for the effects of potential dilutive common shares.

The calculations of basic and diluted earnings or loss per share for the periods ended September 30, 2019 and 2018 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net earnings (loss) for the period	$8,559	$5,904	($528)	($39,721)

Weighted average number of shares on issue - basic	203,777,091	193,570,469	200,220,903	180,273,849
Effect impact of dilutive securities:
Stock options	2,055,917	1,024,755	—	—
Restricted share units	127,000	—	—	—
Weighted average number of shares on issue - diluted(1)	205,960,008	194,595,224	200,220,903	180,273,849

Earnings (loss) per share - basic	$0.04	$0.03	$0.00	($0.22)
Earnings (loss) per share - diluted	$0.04	$0.03	$0.00	($0.22)

(1)	For the three months ended September 30, 2019, diluted weighted average number of shares excluded $519,093 (2018 - 7,318,292) options and 16,327,598
(2018 - 16,327,598) common shares issuable under the convertible debentures (Note 19(a)) that were anti-dilutive. For the nine months ended September 30, 2019, diluted weighted average number of shares excluded 8,049,811 (2018 - 7,318,292) options, 127,000 restricted share units (2018 - nil) and 16,327,598 (2018 - 16,327,598) common shares issuable under the convertible debentures that were anti-dilutive.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

12. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	September 30, 2019	December 31, 2018
Trade receivables	$6,155	$4,671
Other	767	928
	$6,922	$5,599

13. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	September 30, 2019	December 31, 2018
Finished goods - doré and concentrates	$2,742	$2,538
Work-in-process	2,470	4,626
Stockpile	2,532	1,257
Silver coins and bullion	394	351
Materials and supplies	22,304	23,696
	$30,442	$32,468

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at September 30, 2019, mineral inventories, which consist of stockpile, work-in-process and finished goods, includes a $0.8 million (December 31, 2018 - $3.0 million) net realizable value write-down which was recognized in cost of sales during the period.

14. OTHER FINANCIAL ASSETS

As at September 30, 2019, other financial assets consists of the Company’s investment in marketable securities and foreign exchange derivatives comprised of the following:

	September 30, 2019	December 31, 2018
First Mining Gold Corp. (TSX: FF)	$2,836	$2,753
Sprott Physical Silver Trust (NYSE: PSLV)	2,496	2,236
FVTPL marketable securities	$5,332	$4,989
FVTOCI marketable securities	1,114	1,431
Total marketable securities	$6,446	$6,420
Silver future derivatives	—	2,038
Total other financial assets	$6,446	$8,458

(a)	Marketable Securities
Changes in fair value of marketable securities designated as fair value through profit or loss ("FVTPL") for the nine months ended September 30, 2019 totalling $0.3 million (2018 - $3.8 million) are recorded through profit or loss.

Changes in fair value of marketable securities designated as fair value through other comprehensive income ("FVTOCI") for the nine months ended September 30, 2019 was $0.3 million (2018 - $0.7 million) and was recorded through other comprehensive income and will not be transferred into profit or loss upon disposition or impairment.

(b) Silver Future Derivatives
As at September 30, 2019, the Company did not carry any position in silver future contracts (December 31, 2018 ‐ $2.0 million). For the nine months ended September 30, 2019, the Company recognized a $1.2 million net gain on its investment in silver future derivatives (2018 - loss of $0.4 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	September 30, 2019	December 31, 2018
Producing properties	$375,916	$353,651
Exploration properties (non-depletable)	87,775	81,962
	$463,691	$435,613

Producing properties are allocated as follows:

Producing properties	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2017	$—	$36,371	$88,627	$155,351	$104,635	$90,955	$106,691	$582,630
Additions	11,030	7,609	5,787	8,336	6,241	3,988	2,686	45,677
Acquisition of Primero (Note 4)	178,183	—	—	—	—	—	—	178,183
Change in decommissioning liabilities	4,092	(633)	3,122	—	—	—	—	6,581
Transfer from exploration properties	—	1,694	1,900	—	—	—	—	3,594
At December 31, 2018	$193,305	$45,041	$99,436	$163,687	$110,876	$94,943	$109,377	$816,665
Additions	16,777	4,807	4,455	4,706	1,307	2,091	—	34,143
Transfer from exploration properties	2,456	7,462	5,659	—	—	—	—	15,577
At September 30, 2019	$212,538	$57,310	$109,550	$168,393	$112,183	$97,034	$109,377	$866,385
Accumulated depletion, amortization and impairment
At December 31, 2017	$—	($7,639)	($55,564)	($62,144)	($67,154)	($40,317)	($62,594)	($295,412)
Depletion and amortization	(10,871)	(3,955)	(4,308)	(16,470)	(4,850)	(4,220)	(3,102)	(47,776)
Impairment	—	—	—	(67,901)	(29,271)	—	(22,654)	(119,826)
At December 31, 2018	($10,871)	($11,594)	($59,872)	($146,515)	($101,275)	($44,537)	($88,350)	($463,014)
Depletion and amortization	(11,829)	(3,810)	(4,442)	(3,065)	(849)	(3,460)	—	(27,455)
At September 30, 2019	($22,700)	($15,404)	($64,314)	($149,580)	($102,124)	($47,997)	($88,350)	($490,469)

Carrying values
At December 31, 2018	$182,434	$33,447	$39,564	$17,172	$9,601	$50,406	$21,027	$353,651
At September 30, 2019	$189,838	$41,906	$45,236	$18,813	$10,059	$49,037	$21,027	$375,916

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS (continued)

Exploration properties are allocated as follows:

Exploration properties	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2017	$—	$7,777	$5,221	$13,982	$10,117	$9,599	$10,385	$29,847	$86,928
Exploration and evaluation expenditures	3,705	8,233	2,339	3,291	2,363	2,939	1,337	3,593	27,800
Impairment	—	—	—	(13,787)	(9,398)	—	(5,987)	—	(29,172)
Transfer to producing properties	—	(1,694)	(1,900)	—	—	—	—	—	(3,594)
At December 31, 2018	$3,705	$14,316	$5,660	$3,486	$3,082	$12,538	$5,735	$33,440	$81,962
Exploration and evaluation expenditures	5,185	7,795	1,614	2,691	1,543	1,698	—	864	21,390
Transfer to producing properties	(2,456)	(7,462)	(5,659)	—	—	—	—	—	(15,577)
At September 30, 2019	$6,434	$14,649	$1,615	$6,177	$4,625	$14,236	$5,735	$34,304	$87,775

(a)	San Dimas Silver/Gold Mine, Durango State

The San Dimas Mine has a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold equivalent ounce delivered under the New Stream Agreement.

(b)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions north of the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, grant a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in option payments, of which $0.5 million has been paid, $0.2 million due in December 2019 and $0.7 million in December 2020.

(c) Del Toro Silver Mine, Zacatecas State

In October 2016, the Company entered into an agreement to acquire 7,205 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As at September 30, 2019, $1.3 million (December 31, 2018 - $1.2 million) has been paid.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's six operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction	Other	Total
Cost
At December 31, 2017	$134,398	$341,899	$21,949	$14,711	$512,957
Additions	9	4,411	28,669	621	33,710
Acquisition of Primero (Note 4)	40,404	70,064	7,169	5,178	122,815
Transfers and disposals	3,053	14,488	(22,114)	2,900	(1,673)
At December 31, 2018	$177,864	$430,862	$35,673	$23,410	$667,809
Additions	—	1,166	29,943	398	31,507
Transfers and disposals	12,227	16,562	(30,948)	(34)	(2,193)
At September 30, 2019	$190,091	$448,590	$34,668	$23,774	$697,123

Accumulated depreciation, amortization and impairment
At December 31, 2017	($86,404)	($223,353)	$—	($11,148)	($320,905)
Depreciation and amortization	(8,215)	(36,650)	—	(1,777)	(46,642)
Transfers and disposals	—	1,464	—	48	1,512
Impairment	(16,639)	(33,420)	—	(631)	(50,690)
At December 31, 2018	($111,258)	($291,959)	$—	($13,508)	($416,725)
Depreciation and amortization	(3,754)	(16,309)	—	(1,553)	(21,616)
Transfers and disposals	271	1,070	—	367	1,708
At September 30, 2019	($114,741)	($307,198)	$—	($14,694)	($436,633)

Carrying values
At December 31, 2018	$66,606	$138,903	$35,673	$9,902	$251,084
At September 30, 2019	$75,350	$141,392	$34,668	$9,080	$260,490

(1) Included in land and buildings is $11.5 million (December 31, 2018 - $11.5 million) of land which is not subject to depreciation.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2017	$—	$73,684	$124,198	$96,491	$117,201	$47,541	$28,115	$25,727	$512,957
Additions	5,750	3,066	8,812	2,564	3,016	2,375	1,296	6,831	33,710
Acquisition of Primero (Note 4)	122,815	—	—	—	—	—	—	—	122,815
Transfers and disposals	(802)	(79)	(864)	(9)	1,311	1,784	(2,648)	(366)	(1,673)
At December 31, 2018	$127,763	$76,671	$132,146	$99,046	$121,528	$51,700	$26,763	$32,192	$667,809
Additions	6,435	2,623	3,836	1,335	370	953	—	15,955	31,507
Transfers and disposals	(322)	10,457	1,372	(1,927)	(483)	59	(676)	(10,673)	(2,193)
At September 30, 2019	$133,876	$89,751	$137,354	$98,454	$121,415	$52,712	$26,087	$37,474	$697,123

Accumulated depreciation, amortization and impairment
At December 31, 2017	$—	($28,898)	($80,269)	($52,984)	($93,579)	($27,789)	($21,654)	($15,732)	($320,905)
Depreciation and amortization	(8,179)	(8,397)	(9,646)	(8,489)	(3,761)	(4,388)	(2,161)	(1,621)	(46,642)
Transfers and disposals	634	288	829	92	(804)	(1,150)	1,546	77	1,512
Impairment	—	—	—	(30,062)	(17,609)	—	(3,019)	—	(50,690)
At December 31, 2018	($7,545)	($37,007)	($89,086)	($91,443)	($115,753)	($33,327)	($25,288)	($17,276)	($416,725)
Depreciation and amortization	(8,501)	(5,055)	(3,539)	(87)	(274)	(2,729)	—	(1,431)	(21,616)
Transfers and disposals	(65)	179	(711)	1,409	377	106	375	38	1,708
At September 30, 2019	($16,111)	($41,883)	($93,336)	($90,121)	($115,650)	($35,950)	($24,913)	($18,669)	($436,633)

Carrying values
At December 31, 2018	$120,218	$39,664	$43,060	$7,603	$5,775	$18,373	$1,475	$14,916	$251,084
At September 30, 2019	$117,765	$47,868	$44,018	$8,333	$5,765	$16,762	$1,174	$18,805	$260,490

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

17. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. Upon the adoption of IFRS 16, which became effective January 1, 2019 (see note 2), the Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term.

Right-of-use asset is initially measured at cost, equivalent to its obligation to payments over the term of the respective operating leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2018	$—	$—	$—	$—
Initial adoption of IFRS 16 (Note 2)	2,624	1,036	22	3,682
Additions	2,024	1,128	—	3,152
Remeasurements	137	(42)	—	95
Depreciation and amortization	(494)	(517)	(6)	(1,017)
At September 30, 2019	$4,291	$1,605	$16	$5,912

18. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	September 30, 2019	December 31, 2018
Trade payables	$18,183	$26,420
Trade related accruals	11,101	9,351
Payroll and related benefits	16,359	11,255
Environmental duty	1,061	1,536
Other accrued liabilities	2,365	1,621
	$49,069	$50,183

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. DEBT FACILITIES

The movement in debt facilities during the nine months ended September 30, 2019 and year ended December 31, 2018, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Scotia Debt Facilities	Primero Debt Facilities	Total
Balance at December 31, 2017	$—	$—	$31,769	$—	$31,769
Net proceeds from convertible debentures	151,079	—	—	—	151,079
Portion allocated to equity reserves	(26,252)	—	—	—	(26,252)
Net proceeds from revolving credit facility	—	34,006	—	—	34,006
Acquisition of Primero (Note 4)	—	—	—	106,111	106,111
Finance costs
Interest expense	2,738	1,170	529	—	4,437
Accretion	4,978	419	555	—	5,952
Repayments of principal	—	(16,000)	(32,072)	(106,111)	(154,183)
Payments of finance costs	(1,736)	(890)	(781)	—	(3,407)
Balance at December 31, 2018	$130,807	$18,705	$—	$—	$149,512
Finance costs
Interest expense	2,225	1,203	—	—	3,428
Accretion	4,274	490	—	—	4,764
Payments of finance costs	(2,934)	(1,343)	—	—	(4,277)
Balance at September 30, 2019	$134,372	$19,055	$—	$—	$153,427

Statements of Financial Position Presentation
Current portion of debt facilities	$1,002	$279	$—	$—	$1,281
Debt facilities	129,805	18,426	—	—	148,231
Balance at December 31, 2018	$130,807	$18,705	$—	$—	$149,512
Current portion of debt facilities	$293	$140	$—	$—	$433
Debt facilities	134,079	18,915	—	—	152,994
Balance at September 30, 2019	$134,372	$19,055	$—	$—	$153,427

(a)	Convertible Debentures
During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price is equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. DEBT FACILITIES (continued)

(a)	Convertible Debentures (continued)
The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)	Revolving Credit Facility
On May 10, 2018, the Company entered into a $75.0 million senior secured revolving credit facility ("Revolving Credit Facility") with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders. The Revolving Credit Facility will mature on its third anniversary date. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% while the undrawn portion is subject to a standby fee with an applicable range of 0.5625% to 0.875%, dependent on certain financial parameters of First Majestic. As at September 30, 2019, the applicable rates were 4.8% and 0.6875%, respectively.

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases up to $30.0 million. As at September 30, 2019 and December 31, 2018, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method, and adjusted for interest and lease payments.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The movement in lease liabilities during the three months ended September 30, 2019 and year ended December 31, 2018, respectively, are comprised of the following:

	Finance Leases (a)	Operating Leases (b)	Equipment Financing (c)	Total
Balance at December 31, 2017	$2,109	$—	$7,196	$9,305
Finance costs	80	—	444	524
Repayments of principal	(1,700)	—	(1,846)	(3,546)
Payments of finance costs	(80)	—	(356)	(436)
Balance at December 31, 2018	$409	$—	$5,438	$5,847
Initial adoption of IFRS 16 (Note 2)	—	3,682	—	3,682
Additions	—	3,253	—	3,253
Finance costs	16	433	247	696
Repayments of principal	(277)	(1,207)	(1,845)	(3,329)
Payments of finance costs	(16)	—	(277)	(293)
Foreign exchange loss	—	64	—	64
Balance at September 30, 2019	$132	$6,225	$3,563	$9,920
Statements of Financial Position Presentation
Current portion of lease liabilities	$352	$—	$2,552	$2,904
Lease liabilities	57	—	2,886	2,943
Balance at December 31, 2018	$409	$—	$5,438	$5,847
Current portion of lease liabilities	$132	$1,935	$2,523	$4,590
Lease liabilities	—	4,290	1,040	5,330
Balance at September 30, 2019	$132	$6,225	$3,563	$9,920

(a)	Finance Leases
From time to time, the Company purchases equipment under finance leases, with terms ranging from 24 to 48 months with interest rates ranging from 6.9% to 7.5%.

As at September 30, 2019, the net book value of property, plant and equipment includes $0.4 million (December 31, 2018 -$0.6 million) of equipment in property, plant and equipment pledged as security under finance leases.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. LEASE LIABILITIES (continued)

(b) Operating Leases
Upon the adoption of IFRS 16, the Company recognized $3.7 million in operating lease liabilities as at January 1, 2019, primarily related to certain equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment.

These operating leases have remaining lease terms of one to 10 years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 5.8% to 12.4%.

(c) Equipment Financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As at September 30, 2019 and year ended December 31, 2018, the Company was in compliance with these covenants.

As at September 30, 2019, the net book value of property, plant and equipment includes $3.9 million (December 31, 2018 - $4.6 million) of equipment pledged as security for the equipment financing.

21. SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the consolidated statements of changes in equity.

In May 2018, the Company completed an arrangement agreement to acquire all of the issued and outstanding shares of Primero by issuing 27,333,363 common shares at a price of $6.84 (CAD$8.80) based on the Company’s quoted market price as at the acquisition date. See Note 4 for details.

In December 2018, and subsequently amended in August 2019, the Company filed prospectus supplements to the short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares would be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the nine months ended September 30, 2019, First Majestic sold 8,039,363 common shares of the Company under the ATM program at an average price of $6.48 per share for gross proceeds of $54.9 million, or net proceeds of $53.1 million after costs.

(b)	Stock options

Under the terms of the Company’s 2019 Long-Term Incentive Plan ("LTIP"), the maximum number of shares reserved for issuance under the LTIP is 8% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. SHARE CAPITAL (continued)

(b)	Stock options (continued)
The following table summarizes information about stock options outstanding as at September 30, 2019:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
4.69 - 5.00	1,017,907	4.79	1.26	1,017,907	4.79	1.26
5.01 - 10.00	4,286,809	8.13	7.49	1,177,185	7.59	4.32
10.01 - 15.00	2,443,102	11.06	3.03	2,190,602	11.10	2.29
15.01 - 20.00	100,000	16.06	1.91	100,000	16.06	1.91
20.01 - 126.01	201,593	74.08	1.49	201,593	74.08	1.49
	8,049,411	10.35	5.13	4,687,287	11.66	2.53

The movements in stock options issued during the nine months ended September 30, 2019 and year ended December 31, 2018 are summarized as follows:

	Nine Months Ended		Year Ended
	September 30, 2019		December 31, 2018
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	9,266,098	10.76	9,431,737	9.35
Granted	2,391,680	7.57	2,552,796	15.95
Exercised	(2,249,408)	7.39	(973,948)	5.28
Cancelled or expired	(1,358,959)	13.87	(1,744,487)	13.78
Balance, end of the period	8,049,411	10.35	9,266,098	10.76

During the nine months ended September 30, 2019, the aggregate fair value of stock options granted was $7.5 million (December 31, 2018 - $7.8 million), or a weighted average fair value of $3.13 per stock option granted (December 31, 2018 - $3.07).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Nine Months Ended	Year Ended
Assumption	Based on	September 30, 2019	December 31, 2018
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	2.00	1.87
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.31	5.40
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	51.24	58.70
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the nine months ended September 30, 2019 was CAD$12.34 (December 31, 2018 - CAD$8.86).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. SHARE CAPITAL (continued)

(c)	Restricted Share Units

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The following table summarizes the changes in RSU's for the nine months ended September 30, 2019:

	Nine Months Ended September 30, 2019
	Number of shares	Weighted Average Fair Value
Outstanding, beginning of the period	—	$—
Granted	272,576	7.26
Settled	(145,576)	7.26
Forfeited	—	—
Outstanding, end of the period	127,000	$7.26

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a) Fair value and categories of financial instruments (continued)

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Silver futures derivatives
Foreign exchange derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Trade and other payables
Debt facilities	Assumed to approximate carrying value as discount rate on
these instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	September 30, 2019			December 31, 2018
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$1,649	$—	$1,649	$2,559	$—	$2,559
Marketable securities (Note 14)	6,446	6,446	—	6,420	6,420	—
Silver futures derivatives (Note 14)	—	—	—	2,038	2,038	—

There were no transfers between levels 1, 2 and 3 during the nine months ended September 30, 2019 and year ended December 31, 2018.

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b) Capital risk management

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	September 30, 2019	December 31, 2018
Equity	$667,003	$594,573
Debt facilities	153,427	149,512
Lease liabilities	9,920	5,847
Less: cash and cash equivalents	(118,624)	(57,013)
	$711,726	$692,919

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 19) and lease liabilities (Note 20). As at September 30, 2019 and December 31, 2018, the Company was in compliance with these covenants.

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at September 30, 2019, value added taxes receivable was $38.0 million (2018 - $59.7 million), the majority of the reduction relates to Primero Empresa Minera, S.A. de C.V. ("PEM") due to filings in arrears when First Majestic acquired the entity. Since acquisition, the Company has accelerated its filings and reduced PEM's pre-acquisition VAT receivables to $4.2 million. The Company continues supplying additional information requested by the Servicio de Administración Tributaria (“SAT”) in response to the review process and the Company fully expects the amounts to be refunded in the future.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through two international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at September 30, 2019 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$49,069	$49,069	$49,069	$—	$—	$—
Debt facilities	153,427	188,851	4,268	26,616	157,967	—
Lease liabilities	9,920	10,240	4,769	3,658	1,813	—
Other liabilities	4,204	4,204	—	—	—	4,204
	$216,620	$252,364	$58,106	$30,274	$159,780	$4,204

At September 30, 2019, the Company had working capital of $149.2 million (December 31, 2018 – $108.1 million). Total available liquidity at September 30, 2019 was $204.2 million, including $55.0 million of undrawn revolving credit facility. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	September 30, 2019
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$12,848	$46	$—	$2,836	($1,031)	$—	$14,699	$1,470
Mexican peso	10,721	—	29,276	—	(28,976)	55,000	66,021	6,602
	$23,569	$46	$29,276	$2,836	($30,007)	$55,000	$80,720	$8,072

For foreign currency hedges, the Company designates certain options contracts to hedge its currency risk, as applicable, and applies a hedge ratio of 1:1 as the underlying risk of the foreign exchange is identical to the hedged risk components. The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of their respective cash flows. The Company assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method whereby the Company compares past changes in the fair value of the forward contracts with changes in the fair value of a hypothetical derivative. The net gain on derivatives designated as cash flow hedges for the nine months ended September 30, 2019 recorded in OCI was $0.2 million (2018 – $nil) which represented the effective portion of the change in fair value of the hedges.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				September 30, 2019
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$64	$—	$30	$14	$108
Metals in doré and concentrates inventory	173	339	10	—	522
	$237	$339	$40	$14	$630

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at September 30, 2019, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. The Company’s equipment leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at September 30, 2019, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

23. SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2019	2018	2019	2018
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
Unrealized foreign exchange loss (gain) and other		$250	$377	$381	$1,398
Unrealized (gain) loss from marketable securities and silver futures derivatives	14	(2,173)	1,528	(1,522)	3,778
		($1,923)	$1,905	($1,141)	$5,176
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables		$821	($1,347)	($1,323)	($607)
Decrease (increase) in value added taxes receivable		8,827	(12,017)	21,630	(19,262)
(Increase) decrease in inventories		(74)	495	3,081	5,742
Decrease (increase) in prepaid expenses and other		1,001	(136)	(7)	(294)
Decrease in income taxes payable		(929)	(482)	(4,366)	(956)
Decrease in trade and other payables		(3,583)	(5,876)	(1,072)	(12,009)
		$6,063	($19,363)	$17,943	($27,386)
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSUs		$346	$—	$988	$—
Transfer of share-based payments reserve upon exercise of options		$4,399	$195	$4,907	$707
Settlement of liabilities		$—	($500)	$—	($500)

24. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

24. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received an Advanced Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing Primero's effort to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

In August and September 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments for the 2010 and 2011 tax years, respectively, in the amount of $26.1 million and $78.3 million inclusive of interest, inflation, and penalties. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that has been or may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. Based on the Company’s assessments, the Company believes Primero’s filings were appropriate and continues to believe its tax filing position based upon the APA is correct and, therefore, no liability has been recognized in the financial statements. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $185.0 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Since January 1, 2015, PEM has recorded its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $18.8 million as non-current at September 30, 2019 as SAT is not expected to refund PEM’s income taxes paid until the dispute is resolved.

To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

24. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Class Action Suit
In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the U.S. Court of Appeals for the Ninth Circuit Court (the “Ninth Circuit”) on September 8, 2017. On September 17, 2019, a majority of the Ninth Circuit affirmed the district ruling dismissing the securities class action suit against Primero. A further petition by the plaintiffs for a rehearing "en banc" (a full rehearing of the appeal by 11 of the 29 judges on the Ninth Circuit) was denied on October 24, 2019. The plaintiffs have 90 days from September 17, 2019 to file a petition for a writ of certiorari with the U.S. Supreme Court (“Cert Petition”). Should the plaintiffs pursue a Cert Petition, it would be at the discretion of the U.S. Supreme Court whether to grant a review of the action. The Company will continue to vigorously defend this class action lawsuit on behalf of Primero. No liability has been recognized in the financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2019 Third Quarter Report	Page 33